NO ACT

DC



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE



07085516

PE 11-09-07

December 7, 2007

Stuart S. Moskowitz
Senior Counsel
Office of the Vice President
Assistant General Counsel
International Business Machines Corporation
New Orchard Road
Armonk, NY 10504

Act: 1934
Section:
Rule: 14A-8
Public Availability: 12/7/2007

Re: International Business Machines Corporation
Incoming letter dated November 9, 2007

Dear Mr. Moskowitz:

This is in response to your letter dated November 9, 2007 concerning the shareholder proposal submitted to IBM by Virginia M. Brown. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Virginia M. Brown
581 Oregon Avenue
Port Allen, LA 70767



Office of the Vice President
Assistant General Counsel

New Orchard Road
Armonk, NY 10504

November 9, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: 2008 Stockholder Proposal of Ms. Virginia M. Brown

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I am enclosing six copies of this letter, together with a proposal and statement in support thereof dated October 19, 2007, attached as **Exhibit A** hereto (the "Proposal") from Ms. Virginia M. Brown (the "Proponent"). IBM received the Proposal on October 22, 2007.

IBM believes that the Proposal may properly be omitted from the proxy materials for IBM's annual meeting of stockholders scheduled to be held on April 29, 2008 (the "2008 Annual Meeting") for the reasons discussed below. To the extent that the reasons for omission stated in this letter are based on matters of law, these reasons are the opinion of the undersigned as an attorney licensed and admitted to practice in the State of New York.

THE PROPOSAL MAY BE OMITTED UNDER RULES 14a-8(b)(1), (b)(2) and (f) BECAUSE THE PROPONENT FAILED TO PROVIDE SUFFICIENT INFORMATION REQUIRED UNDER SUCH RULES REGARDING HER ELIGIBILITY TO SUBMIT A PROPOSAL DESPITE THE TIMELY AND SPECIFIC REQUEST OF THE COMPANY FOR THE PROPONENT TO FURNISH SUCH REQUIRED INFORMATION.

A. IBM's RECEIPT OF THE PROPOSAL ON OCTOBER 22, 2007

The Proposal, dated October 19, 2007, was sent by the Proponent to IBM via certified mail. The Proponent posted the letter constituting the Proposal from Port Allen, LA on Friday, October 19, 2007, and IBM received the Proposal in Armonk, NY on Monday, October 22, 2007. (**Exhibit A**)

Following IBM's receipt of the Proponent's one (1) page submission, the Company carefully examined it, checked our stock records, and confirmed our belief that the Proponent was **not** an IBM stockholder of record. ***In this***

connection, no corroborative proof of the Proponent's beneficial ownership from the record holder accompanied the Proponent's initial submission.

B. COMPANY'S OCTOBER 23, 2007 REQUEST FOR PROPER PROOF OF BENEFICIAL OWNERSHIP

Since the Company had not received any corroborative proof of the Proponent's beneficial ownership of IBM stock, the Company promptly replied to the Proponent seeking such information. By letter dated October 23, 2007, the undersigned acknowledged IBM's receipt of the Proposal on October 22, 2007, and went on to detail exactly what we needed for the Proponent to secure and deliver to us from the record holder that would constitute proper proof of the Proponent's beneficial ownership of IBM stock under Rule 14a-8. **(Exhibit B)**

IBM sent out our request letter to the Proponent via DHL Express on October 23, 2007 (DHL Waybill No. 69874886443). **(Exhibit C)**

The DHL Track Results shows that IBM's letter was received by the Proponent on October 24, 2007. **(Exhibit D)**

In IBM's request letter, after acknowledging receipt of the Proposal, since the Proponent was not a record holder and no supporting documentation accompanied the Proposal, we explained the applicable SEC rules to the Proponent and specifically asked for proper proof of beneficial ownership of IBM stock in accordance with the SEC's regulations. Specifically, we wrote, in the second paragraph:

> In the first place, please understand that in order to be eligible to submit a proposal for consideration at our Annual Meeting, Rule 14a-8 under Regulation 14A of the United States Securities and Exchange Commission ("SEC") requires that you must have continuously held at least $2,000 in market value, or 1% of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. **(Exhibit B)**

The Company then described precisely what the Proponent should do to comply with the SEC's regulations in order to prove her beneficial ownership to us. We wrote, in the third paragraph:

> [I]f you are not a registered stockholder, please understand that the company does not know that you are a stockholder, or how many shares you own. In this case, you must prove your eligibility to the company in one of two ways: The first way is to submit to the company a written statement from the record holder of your securities (usually a broker or bank) verifying that at the time you submitted your proposal, you continuously held the securities for at least one year. **(Exhibit B)**

Finally, the Company called to the Proponent's attention the Commission's

14-day time limitation to reply to the Company with all of the required information, writing in the fourth paragraph:

> Please understand that all of the required information set forth in this letter must be sent directly to me at the address set forth above within 14 calendar days of the date you receive this request and that the Company reserves the right to omit your proposal under the applicable provisions of Regulation 14A. Thank you for your interest in IBM and this important matter. **(Exhibit B)**

C. IBM's RECEIPT OF THE BROKER'S LETTER ON OCTOBER 29, 2007, FOLLOWING OUR REQUEST FOR PROOF OF BENEFICIAL OWNERSHIP

On October 26, 2007, two days after the Proponent received IBM's request for proper proof of beneficial ownership, the Proponent posted a reply letter to IBM via certified mail. (Exhibit E). IBM received such reply materials from the Proponent on October 29, 2007. The Proponent's reply materials included:

(1) a letter from the Proponent to IBM, dated October 25, 2007, stating that she intended to continue ownership of her IBM shares through the date of the annual meeting, and

(2) a letter, dated October 15, 2007, from Ms. Charlotte B. Willis, Investment Representative at Edward Jones, the Proponent's broker, sealed within a separate envelope from the broker.

(Exhibit E)

The October 15, 2007 letter from the Edward Jones brokerage firm will sometimes be referred to for convenience as the "Broker's letter." The October 15, 2007 Broker's letter constituted the *only* independent proof of Proponent's beneficial ownership that the Company received from the Proponent, and such letter was sent to us *after* we requested proper proof of the Proponent's stock ownership on October 23, 2007.

It is well established that a proposal is considered submitted to a registrant under the proxy rules as of the date such proposal is received by a registrant. Although the Broker's letter in this case was timely sent to IBM in response to our request for the Proponent to provide proof of beneficial ownership (i.e. within the 14 day period set forth in Rule 14a-8(f)(1)), the Broker's letter was -- and remains -- fatally defective. The Broker's letter is dated October 15, 2007. While such letter may contain information accurate as of such date, since the Broker's letter was dated four (4) days _before_ the date of the Proponent sent the Proposal to IBM, and, more importantly, seven (7) days before IBM received the Proponent's submission on October 22, 2007, the Broker's Letter did not -- and indeed could not -- provide any information properly responsive to the Company's written request that the Proponent provide independent corroborative evidence sufficient to prove that the Proponent had, and maintained continuous beneficial ownership of the requisite amount of IBM stock for the relevant one year period ending as of the date the Proposal was submitted to IBM. As a result, the Proponent is ineligible to have IBM further consider the Proposal for inclusion in our 2008 proxy statement under applicable SEC rules, as we had outlined to the Proponent in our October 23, 2007 letter to her.

D. ANALYSIS

The proof offered by the Proponent in the Broker's letter was not responsive to the Company's request. The Company had earlier pointed out to the Proponent that we needed proof in the form of:

> a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year."
>
> **(Exhibit B)**

As noted above, the Proposal was submitted to IBM when it was received by the Company on October 22, 2007, but the Broker's Letter which was later furnished to us -- in response to our request for proper corroborative proof of ownership -- was dated October *15, 2007.* Such Broker's letter was dated four days before the date the Proposal was posted, and seven (7) days before the Proposal was received by IBM. The Broker's Letter, containing information dated 7 days before the Proposal was received by IBM, could *not* properly address or otherwise satisfy the Commission's regulations, as IBM had specifically requested of the Proponent. In short, the Broker's letter, being stale, could not verify anything at all about the Proponent's stock ownership at the time the proposal was submitted.

Indeed, there is absolutely nothing in the Broker's Letter that was responsive to what the Company had requested of the Proponent in our October 23 letter. We needed to receive proper proof that the Proponent continuously held at least $2,000 of IBM stock for at least one year at the time the Proposal was submitted, and no other independent evidence of the Proponent's beneficial ownership of IBM stock was ever furnished. The Proposal was submitted without any proof of beneficial ownership when it was received by IBM on October 22, 2007, and since we promptly dispatched our request on October 23 detailing what would constitute proper proof of beneficial ownership, we fulfilled our responsibility to the Proponent under the SEC's regulations. Thereafter, the Proponent failed to furnish proper corroborative proof that:

> (i) the Proponent held the requisite amount of IBM securities on the date the Proposal was submitted to IBM, ***and***
>
> (ii) the Proponent continuously held the requisite amount of IBM securities for at least one year at the time the Proposal was submitted.

The SEC's rules are crisp, and have been carefully designed with a clear purpose -- to ensure that proper proof of beneficial ownership is timely furnished to a registrant following a proper request for such information so that registrants do not have to speculate as to a beneficial owner's eligibility to file a stockholder proposal under Rule 14a-8.

Finally, the fact that the Broker's letter wasn't sent into IBM until the Proponent mailed it together with her October 25 responsive correspondence is utterly irrelevant, as the substantive information contained within such Broker's letter was not -- and could never be found to be -- properly responsive to the Company's October 23 request to the Proponent for proper proof of beneficial ownership as of the date the Proposal was submitted under Rules 14a-8(b) and (f).

In Staff Legal Bulletin 14 (July 13, 2001), the Division of Corporation Finance made it crystal clear that Broker's letters like the instant one simply do not pass muster under Rule 14a-8. Paragraph C.(3) of the Staff Legal Bulletin sets forth the following Q & A to bring this point home:

> (3) If a shareholder submits his or her proposal to the company on June 1, does a statement from the record holder verifying that the shareholder owned the securities continuously for one year as of May 30 of the same year demonstrate sufficiently continuous ownership of the securities as of the time he or she submitted the proposal?
>
> No. A shareholder must submit proof from the record holder that the shareholder continuously owned the securities for a period of one year as of the time the shareholder submits the proposal.

As in the Q&A above, the Broker's letter here was defective, and it was the only independent proof ever submitted in response to IBM's October 23 letter seeking proper corroboration for the Proponent's claim of eligibility to file the Proposal. Because the fourteen (14) day time frame for furnishing the proper information to IBM in response to our October 23 request has now expired, the instant Proposal should properly be excluded under Rules 14a-8(b)(1), (b)(2) and (f). See, e.g. International Business Machines Corporation (November 16, 2006)(to same effect).

The Proponent is an experienced stockholder proponent, having filed multiple proposals with IBM in the past 4 years. Although the Proponent's submission for our 2004 proxy -- addressing charitable contributions, organizations performing abortions and embryo research -- was excluded on procedural grounds -- [see International Business Machines Corporation (January 7, 2004)] -- IBM was prepared to include in our 2006 proxy another proposal from the instant Proponent -- addressing sexual orientation, homosexuality, specific sexual practices and sexually transmitted diseases -- without challenging her beneficial ownership, since that year the Proponent had proven her ownership to us. However, that year the Proponent later decided, *sua sponte*, to withdraw her proposal after IBM received concurrence from the SEC to excise portions of her supporting statement as materially false and misleading under Rules

14a-8(i)(3) and 14a-9. See International Business Machines Corporation (January 26, 2006)[1].

This year, the proof of ownership offered up by the Proponent in response to our timely request was defective, and as such, we are now properly seeking to exclude the 2008 Proposal in accordance with SEC rules.

Finally, there is nothing in the Proponent's *own* two correspondences to IBM which can properly serve to cure the defective Broker's letter, since statements from a beneficial owner about her own stock ownership cannot, in any event, serve to satisfy the Commission's regulatory requirements for *independent* corroborative proof of continuous beneficial ownership. In this connection, the staff has made it clear on numerous occasions that assertions by a putative beneficial owner as to his/her own stock ownership and/or the required holding period for such shares cannot serve to establish the requisite proof of beneficial ownership under Rule 14a-8. See International Business Machines Corporation (December 19, 2004)(defective broker's letter not subject to post-facto cure when company had timely sent out proper request for proof of beneficial ownership which was not timely satisfied); International Business Machines Corporation (January 7, 2004)(to same effect); International Business Machines Corporation (January 22, 2003; reconsideration denied February 26, 2003)(original broker's letter was stale and could not serve to prove beneficial ownership as of the date the proposal was submitted; after the fact attempt to cure deemed ineffective); International Business Machines Corporation (November 16, 2006)(stale broker's letter); International Business Machines Corporation (January 7, 2002)(stale broker's letter could not serve to prove continuous beneficial ownership of IBM stock); International Business Machines Corporation (January 14, 2002)(broker's letter claiming ownership of shares "since prior to November 30, 2001" did not properly establish ownership on November 8, 2001); International Business Machines Corporation (January 8, 2002)(broker's letter naming ownership in another company was fatally

---

[1] The proposal requests an amendment to IBM's written equal employment opportunity policy to explicitly exclude reference to any matters related to sexual interests, activities or orientation.

We are unable to concur in your view that IBM may exclude the entire proposal under rule 14a-8(i)(3). There appears to be some basis for your view, however, that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, of the ten paragraphs comprising the proposal and supporting statement, the following portions must be deleted:

• the entire first paragraph that begins "Whereas: Thomas Jefferson said ...";

• the entire second paragraph that begins "Charitable contributions come from ...";

• the entire third paragraph that begins "While there are thousands ...";

• the entire fifth paragraph that begins "According to Karla Jay ...";

• the entire sixth paragraph that begins "According to a 1999 ..."; and

• the entire seventh paragraph that begins "Whereas, those who engage ...."
Accordingly, we will not recommend enforcement action to the Commission if IBM omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

defective to the stockholder's claim of continuous beneficial ownership of IBM stock); Oracle Corporation (June 22, 2001)(*proposal excluded based upon defective broker's letter which did not show that stockholder owned shares on the date the proposal was submitted*); Baxter International Inc. (February 22, 2006)(when proposal submitted on November 4, 2005, broker's letter stating that it held 100 shares in the proponent's account from November 18, 2004 through November 30, 2005 was insufficient to prove continuous beneficial ownership); The St. Joe Company (March 14, 2006)(undated broker's letter stating that the Proponent continuously owned 64 shares of the Company's common stock from October 24, 2004 to the date of the broker's letter -- the date of which could not be pinpointed -- was insufficient to establish proper proof of beneficial ownership); AT&T Corp. (January 24, 2001) (stockholder's own statements insufficient, even when coupled with brokerage statements); International Business Machines Corporation (December 16, 1998)(statements by proponent as to efficacy of his own brokerage documentation determined by staff to be insufficient to prove that proponent in fact satisfied the continuous minimum ownership requirement for the one year period required by current Rule 14a-8(b)).

The staff has regularly granted no-action relief to registrants, in situations similar to the instant one, where proponents have failed, following a timely and proper request by a registrant, to furnish the full and proper evidence of continuous beneficial ownership called for under the regulations in a timely fashion. International Business Machines Corporation (January 7, 2004)(defective broker letter); International Business Machines Corporation (January 22, 2003, reconsideration denied February 26, 2003)(broker letter insufficient); International Business Machines Corporation (January 8, 2002)(broker letter insufficient) Oracle Corporation (June 22, 2001)(broker letter insufficient); Bank of America (February 12, 2001)(broker letter insufficient); Eastman Kodak Company (February 7, 2001) (statements deemed insufficient); Bell Atlantic Corporation (July 21, 1999)(proponent's brokerage documentation found by staff insufficient to prove continuous beneficial ownership); Skaneateles Bancorp, Inc. (March 8, 1999)(letter by proponent as to stock ownership coupled with broker letter also properly determined to be insufficient proof of beneficial ownership under Rule 14a-8(b)); see generally XM Satellite Radio Holdings Inc. (March 28, 2006)(submission of 1099's, an E-trade statement and computer printouts insufficient proof); General Motors Corporation (March 24, 2006)(Ameritrade portfolio report insufficient); American International Group, Inc. (March 15, 2006)(monthly ownership statements from the Proponent's broker not equivalent to a Broker's statement needed to prove continuous beneficial ownership).

Under the Commission's rules, the burden of establishing proof of continuous beneficial ownership is on the stockholder, and here, the Proponent simply failed to meet that burden. Under Rule 14a-8(f), the Company timely and courteously notified the Proponent that the Company required proof of continuous beneficial ownership of IBM stock, as required by Rule 14a-8(b), and we further advised *specifically* what would constitute such proper proof. The Company also advised the Proponent of the 14 day time period in the

Commission's regulations for furnishing such information to the Company. After having received a timely, clear and specific request for all of the information required by the SEC's regulations, the Proponent subsequently failed to provide the information called out by the Company which could have proven that the Proponent continuously held the proper amount of IBM shares for the requisite period.

Because the Proponent failed to respond with the proper information required by Rule 14a-8(b) to prove her claim of continuous beneficial ownership of IBM stock, IBM now respectfully requests your advice that the Division will not recommend any enforcement action to the Commission if IBM omits the instant Proposal from our proxy materials now being prepared for the 2008 Annual Meeting under Rules 14a-8(b) and (f). We are sending the Proponent a copy of this submission, advising her of our intent to exclude the Proposal from our proxy materials. If you have any questions relating to this submission, please do not hesitate to contact the undersigned at (914) 499-6148. The Proponent is respectfully requested to copy the undersigned on any response that the Proponent may choose to make to the Commission.

Thank you for your attention and interest in this matter.

Very truly yours,



Stuart S. Moskowitz
Senior Counsel

copy, with exhibits, to:

Ms. Virginia M. Brown
581 Oregon Avenue
Port Allen, LA 70767

Exhibit A

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from 2008 Proxy Statement pursuant to Rule 14a-8

Virginia M. Brown
581 Oregon Avenue
Port Allen, Louisiana 70767

October 19, 2007

Office of the Secretary
International Business Machines Corp.
New Orchard Rd. Mail Drop 301
Armonk, NY 10504

Dear Sir:

I am the owner of 152 shares of International Business Machines common stock. I have continuously owned the shares more than one year and intend to hold them through the date of the next annual meeting. At that meeting, I wish to propose the following resolution

Whereas, charitable contributions should enhance the image of our company in the eyes of the public.

Whereas, making known the recipients of our company's charitable gifts to as many people as possible should promote the company's interests.

Resolved, it is requested that our company list the recipients of corporate charitable contributions of $1,000 or more on the company website.

Supporting Statement

The more people know of our support of philanthropic activity the better it is for our company. For example, if we should decide to give money to the American Cancer Society we might garner good will from the millions of people touched by cancer. Similarly, should we decide to give money to Planned Parenthood, the nations largest abortion performing organization, we might be expected to win sympathetic praise from many who support the choice of abortion. Possible contributions to organizations like the Human Rights Campaign, the Gay, Lesbian Straight Education Network or other organizations that focus on the interests of people who choose to define themselves by their interest in homosexual sex, would likely engender positive feelings among potentially millions of people who enjoy engaging in sex with members of their own sex or simply those who support same sex marriage. If we gave money to the Boy Scouts of America we might expect the plaudits of potentially millions of their past members, even though they refuse to allow homosexuals to be scout leaders. Contributions to the American Heart Association or a myriad number of other worthwhile cultural and educational charities could be a source of ongoing public approval. Proper disclosure of charitable contributions would cost us little and should only serve to enhance our corporate image. For these reasons and others we urge your support for the above resolution.

Sincerely,

Virginia M. Brown

Virginia M. Brown

Ms. Virginia Brown
581 Oregon Ave.
Port Allen, LA 70767



PLACE STICKER AT TOP OF ENVELOPE TO THE RIGHT OF THE RETURN ADDRESS. FOLD AT DOTTED LINE
CERTIFIED MAIL
7007 1490 0004 4422 9492



UNITED STATES POSTAL SERVICE
0000



10504

U.S. POSTAGE
PAID
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70767
OCT 19, 07
AMOUNT
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00046827-04

RETURN RECEIPT REQUESTED

Office of the Secretary
International Business Machines Corp.
New Orchard Rd. Mail Drop 301
Armonk, NY 10504

10/22/01



FROM: VIRGINIA BROWN LA
CARR: USPS
TRK#: 70071490000444229492
RCVD: 10/22/2007

TO: O DONNELL DAN E+
PH: - 4825
BDG: IBM FLR: 3
RM: 3C-31S
PCS: 1

R7958142986882

ARRIVAL FORM #YL446DLU

DROP: IBM-3-301
MSC: 3 - 301
O DONNELL DAN E+

Exhibit B

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from 2008 Proxy Statement pursuant to Rule 14a-8



Office of the Vice President
Assistant General Counsel

New Orchard Road
Armonk, NY 10504

VIA DHL EXPRESS

October 23, 2007

Ms. Virginia Brown
581 Oregon Avenue
Port Allen, Louisiana 70767

Dear Ms. Brown:

I have been asked by Mr. Daniel E. O'Donnell, IBM Vice President and Secretary, to write to you and formally acknowledge IBM's receipt on October 22, 2007 of your October 19, 2007 certified letter to IBM's Office of the Secretary, in which you've stated that you are the owner of 152 shares of IBM, and you have formally submitted a stockholder proposal relating to the disclosure of charitable contributions. Since your submission involves a matter relating to IBM's proxy statement, we are sending you this letter under the federal proxy rules to ensure that you understand all requirements in connection with your submission.

In the first place, please understand that in order to be eligible to submit a proposal for consideration at our Annual Meeting, Rule 14a-8 of Regulation 14A of the United States Securities and Exchange Commission ("SEC") requires that you must have continuously held at least $2,000 in market value, or 1% of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting. Since I could not confirm your eligibility from the letter you sent to Mr. O'Donnell, I had our stockholder relations department check with Computershare, our transfer agent, on any IBM stock you hold of record. Computershare was not able to confirm you as a stockholder of record. I am therefore now requesting from you proof of your IBM stockholdings, as required under the SEC's rules and regulations, and as fully described for your reference in this letter.

If you are an IBM stockholder of record under an account which we have somehow missed, we apologize for not locating you in our records. If this is the case, I will need for you to advise IBM precisely how your IBM shares are listed on the records of our transfer agent. However, if you are not a registered stockholder, please understand that the company does not know that you are a stockholder, or how many shares you own. In this case, you must prove your eligibility to the company in one of two ways: The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. The SEC rules also require that you also include your own written statement that you intend to continue to hold the requisite amount of IBM securities through the date of the meeting of shareholders. In this case, if you are able to show proper ownership of the requisite amount of IBM securities, your written statement that you intend to continue to hold your shares of IBM common stock through the date of IBM's annual meeting will be sufficient to meet this regulatory requirement. The second way to prove ownership applies only if you have filed a Schedule 13D (17 C.F.R. §240.13d-101), Schedule 13G (17 C.F.R. §240.13d-102), Form 3 (17 C.F.R. §249.103), Form 4 (17 C.F.R. §249.104) and/or Form 5 (17 C.F.R. §249.105), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company: (A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level; (B)

Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and (C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual meeting.

Please understand that all of the required information set forth in this letter must be sent directly to me at the address set forth above within 14 calendar days of the date you receive this request, and that the Company reserves the right to omit your proposal under the applicable provisions of Regulation 14A. Thank you for your interest in IBM and this important matter.

Very truly yours,



Stuart S. Moskowitz
Senior Counsel

Exhibit C

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from 2008 Proxy Statement pursuant to Rule 14a-8



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Exhibit D

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from 2008 Proxy Statement pursuant to Rule 14a-8



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Exhibit E

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from 2008 Proxy Statement pursuant to Rule 14a-8

Edward Jones

Charlotte B. Willis
Investment Representative
1670 Beaulieu Lane
Suite A
Port Allen, LA 70767


CERTIFIED MAIL
7007 1490 0004 4422 8280


UNITED STATES
POSTAL SERVICE

0000



10504

U.S. POSTAGE
PAID
PORT ALLEN, LA
70767
OCT 26, 07
AMOUNT
$5.60
00056727-02

Mr. Stuart S. Moskowitz
Senior Counsel
Office of the Vice President
IBM
New Orchard Road
Armonk, NY 10504

DROP: IBM-3-327
MSC: 3 - 327
MOSKOWITZ STUART S

FROM: EDWARD JONES KL
CARR: USPS
TRK#: 70071490000444228280
RCVD: 10/29/2007
TO: MOSKOWITZ STUART S
6148
PH: -
FLR:
BDG:
RM: 3C-33N-1
PCS: 1





Virginia M. Brown
581 Oregon Ave.
Port Allen, LA 70767

October 25, 2007

Mr. Stuart S. Moskowitz
Senior Counsel
Office of the Vice President
IBM
New Orchard Road
Armonk, NY 10504

Dear Mr. Moskowitz:

Per your request, I intend to continue ownership of my IBM shares through the date of the annual meeting of shareholders.

Sincerely,

Virginia M. Brown

Virginia M. Brown

Edward Jones

Charlotte B. Willis
Investment Representative
1670 Beaulieu Lane
Suite A
Port Allen, LA 70767

Attn: Stuart S. Moskowitz
Senior Counsel
Office of the Vice President
IBM

Edward Jones
1670 Beaulieu Lane
Suite A
Port Allen, LA 70767-2724
(225) 749-7707

Charlotte B. Willis
Financial Advisor

EdwardJones

October 15, 2007

Office of Secretary
International Business Machines Corp
New Orchard Road
Mail Drop 301
Armonk, NY 10504

To Whom It May Concern,

This letter is to inform you that Virginia Brown purchased 150 shares of IBM stock, cusip number 452900101 on July 10, 2000. Ms. Brown has continuously held this stock since July 2000. Ms. Brown currently holds 152.68665 shares of IBM stock in her Edward Jones account number 828-03254. If you have any questions, I can be reached at (225)749-7707.

Thank you,



Charlotte B. Willis, AAMS
Investment Representative

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 7, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: International Business Machines Corporation
Incoming letter dated November 9, 2007

The proposal relates to charitable contributions.

There appears to be some basis for your view that IBM may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of IBM's request, documentary support sufficiently evidencing that she satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly we will not recommend enforcement action to the Commission if IBM omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,



William A. Hines
Special Counsel

END